

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 11, 2011

Mr. Zhaohui John Liang
Chief Financial Officer
China Oumei Real Estate Inc.
634 Donna Court
River Vale, NJ 07675

> **Re: China Oumei Real Estate Inc. (f/k/a Dragon Acquisition Corp.)**
> **Amendment No. 8 to Registration Statement on**
> **Form S-1**
> **Filed March 22, 2011**
> **File No. 333-166658**

Dear Mr. Liang:

We have reviewed Amendment No. 8 to your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover Page

1. Please revise you disclosure on page 108 to clarify that the three underwriters listed on this page are the lead or managing underwriters. Alternatively, please remove, from the cover page, the underwriters except the one serving in the noted role. See Item 501(b)(8) of Regulation S-K.

Our Filing Status, page 5

2. We note your disclosure that you believe you qualify as a "foreign private issuer" and intend to use the disclosure forms available to foreign private issuers under the Exchange Act. Please note that you are responsible for determining your status and for meeting the requirements set forth under the Exchange Act. We are not taking a position on the

conclusions described in your disclosure and urge you to consider all the elements
applicable to foreign private issuer status.

Exchange Rate Information, page 28

3.   Please explain the reason you have decided to base your exchange rate on OANDA.com
instead of the Federal Reserve Bank of New York, as previously disclosed. Additionally,
your tabular disclosure of 0.1520 RMB per U.S. Dollar is not consistent with your
disclosure in the narrative. Please revise to reconcile.

Business, page 50

4.   We note that you have revised your disclosure in this section and your MD&A. Please
provide updated support for your revised disclosure. Clearly mark the specific language
in the supporting materials that supports each statement. Further, please tell us if any of
the supporting materials were prepared specifically for you in connection with this
offering.

5.   We note your have provided disclosure regarding GDP on page 58. However, you also
state: "The official GDP data is not yet available as of the date of this prospectus."
Please advise how you made the determination that the GDP of Qingdao's was 15.2% in
light of the fact that official data is not available.

Projects in Planning, page 65

6.   We note the disclosure here remains unchanged. Considering the profit projection is
based off of projected sales, please revise to update this disclosure based on the current
market and provide us with your basis the for the sales and profit figures. If the costs
have not been finalized, clarify if your actual costs have always fit the Construction Cost
Budget Standard Index and whether the duration of the projects would affect each
project's costs. Regarding sales projections, please clarify whether you have adjusted
projected prices from your experience with prior sales in the same locations and identify
the sources used to determine the sales prices.

Projects Under Construction, page 67

7.   Considering you have sold units for these projects already, please tell us why providing
an estimated/projected sales disclosure is more relevant and beneficial for investors than
limiting the disclosure to information related to sales that have already taken place.

Notes to Consolidated Financial Statements, page F-8

Note 1 – Organization, page F-8

8.   You disclose on page F-8 that the value of the 300,000 ordinary shares issued to Brean Murray were charged to additional paid-in capital. This contradicts your disclosure on page 80 which states that the cost of the shares is being deferred and will be charged to additional paid-in capital upon effectiveness of this registration statement. Please clarify to us how you have accounted for the shares and warrants issued to Brean Murray and where all related amounts have been recorded in your financial statements as of December 25, 2010.

Exhibits

9.   Please file the Oumei Shareholder agreement referenced on page 75 in accordance with Item 601(b)(10) of Regulation S-K.

10.   We note that you continue to list the consent provided by Deheng Law Firm and refer to them in your legal matters section. Please clarify the specific matters that Deheng Law Firm provided advice on.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Kristi Marrone at (202) 551-3429 or Dan Gordon, Accounting Branch Chief, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at (202) 551-3585 or me at (202) 551-3386 with any other questions.

Sincerely,

Duc Dang
Attorney/Advisor

cc: Louis A. Bevilacqua, Esq. (*via facsimile*)